UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13-D

Under the Securities Exchange Act of 1934

SoOuM CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83577M100

 (CUSIP Number)

Richard W. Jones

Jones & Haley, P.C.

115 Perimeter Center Place, Suite 170

Atlanta, Georgia 30346-1238

(770) 804-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2015

(Date of event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3-G to report the acquisition, which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule l3d-l (b) or (4), check the following box. [  ]

1.	Names of Reporting Persons		Luis J. Vega
	I.R.S. Identification Nos. of above persons		464-33-XXXX
	(entities only)
2.	Check the Appropriate Box if a Member of a
	Group (See Instructions)
	(a)

	(b)	X

3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is
	Required Pursuant to Items 2( d) or 2( e)
6.	Citizenship or Place of Organization		U.S.A.
Number of	7.	Sole Voting Power	35,000,000
Shares
Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	35,000,000
Reporting Person
With
	10.	Shared Dispositive Power	0
II.	Aggregate Amount Beneficially Owned by
	Each Reporting Person		35,000,000
12.	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in		35%
	Row (11)
14.	Type of Reporting Person (See Instructions)		IN

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock of SoOum Corp., a Minnesota corporation (the "Issuer"). The address of the principal executive office of the Issuer is 590 Madison Avenue II, Suite 1800, New York, New York.

Item 2. Identity and Background.

(a)

Name:  Luis J. Vega

(b)

Residence or business address: 572 Rockhurst Street, Buda, Texas 78610.

(c)

Principal Occupation:   Vice President  of SoOum Corp.; 590 Madison Avenue II, New York, New York

(d)

Criminal Convictions:   N/A.

(e)

Civil or Administrative Proceedings:   N/ A.

(f)

Citizenship:     U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the shares in connection with an operational contract between the Reporting Person and the Company dated November 10, 2015.

Item 4. Purpose of the Transaction.

The Reporting Person acquired his beneficial ownership in the shares in the transactions described in Item 3. Except as indicated below, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D, including:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that issuer is actively trying to raise capital to fund operations of the Issuer and anticipates issuing shares to third parties for that propose;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Person is the direct beneficial owner of 35,000,000 (35%) of the shares of common stock of the Issuer. The percentage of the outstanding shares is calculated based upon 100,000,000 shares of common stock outstanding as of November 12, 2015.

(b)

The Reporting Person has the direct power to vote and dispose of all 35,000,000 shares of common stock.

(c)

Except as otherwise disclosed herein, during the past 60 days the Reporting Person has not effected any transaction in the common stock of the Issuer.

(d)

The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities he holds.

(e)

The Reporting Person has not ceased to be the beneficial owner of more than five percent of the common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or any person with respect to securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits,

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

/s/ Luis J. Vega______________________

Luis J. Vega, Individually

Dated:   November 12 , 2015